

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2016

<u>Via E-mail</u>
Mohan R. Maheswaran
President and Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

  Re: Semtech Corporation
    Form 10-K for the Fiscal Year Ended January 31, 2016
    Filed March 31, 2016
    File No. 1-06395

Dear Mr. Maheswaran:

  We refer you to our comment letter dated November 1, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Amanda Ravitz
  Assistant Director
  Division of Corporation Finance